CONSENT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Trustees of the
T. Rowe Price New America Growth Fund

   We hereby consent to the incorporation by reference in the Prospectus and Statement of Additional Information constituting parts of this Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A (the "Registration Statement") of our report dated January 20, 1997, relating to the financial statements and selected per share data and ratios appearing in the December 31, 1996 Annual Report to Shareholders of the T. Rowe Price New America Growth Fund, which is also incorporated by reference into the Registration Statement. We also consent to the references to us under the heading "Financial Highlights" in the Prospectus and under the heading "Independent Accountants" in the Statement of Additional Information.


/s/Price Waterhouse LLP
PRICE WATERHOUSE LLP

Baltimore, Maryland
April 22, 1997